Exhibit 3.1

DUPONT FABROS TECHNOLOGY, INC.

ARTICLES SUPPLEMENTARY ESTABLISHING AND FIXING THE RIGHTS AND

PREFERENCES OF A SERIES OF SHARES OF PREFERRED STOCK

DuPont Fabros Technology, Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland (the “SDAT”) that:

FIRST: Under the authority contained in the Articles of Amendment and Restatement of the Corporation (the “Charter”), and pursuant to authority vested by the Board of Directors of the Corporation (the “Board”) in the Pricing Committee of the Board (the “Pricing Committee”) at a meeting of the Board held on February 24, 2011, the Pricing Committee, by resolution approved at a meeting held on March 3, 2011, has classified and designated 4,140,000 shares (the “Shares”) of Preferred Stock (as defined in the Charter), par value $0.001 per share, of the Corporation as 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock, with the following preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption, which upon any restatement of the Charter, shall be deemed to be part of Article VI of the Charter, with any necessary or appropriate changes to the enumeration of sections or subsections hereof. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Charter.

7.625% Series B Cumulative Redeemable Perpetual Preferred Stock

(1) Designation and Number. A series of preferred stock, designated as the “7.625% Series B Cumulative Redeemable Preferred Stock” (the “Series B Preferred Stock”), is hereby established. The par value of the Series B Preferred Stock is $0.001 per share. The number of shares of the Series B Preferred Stock shall be 4,140,000.

(2) Ranking. The Series B Preferred Stock will, with respect to rights to receive dividends and to participate in distributions or payments upon liquidation, dissolution or winding up of the Corporation, rank (a) senior to the Common Stock (as defined in the Charter) and any other capital stock of the Corporation, now or hereafter issued and outstanding, the terms of which provide that such capital stock ranks, as to dividends and upon liquidation, dissolution or winding up of the Corporation, junior to such Series B Preferred Stock (“Junior Shares”), (b) on a parity with the Series A Preferred Stock (as defined in the Charter) and any other capital stock of the Corporation, now or hereafter issued and outstanding, other than the capital stock referred to in clauses (a) and (c) (“Parity Shares”); and (c) junior to all capital stock of the Corporation the terms of which specifically provide that such capital stock ranks senior to the Series B Preferred Stock.

(3) Dividends.

(a) Holders of the then outstanding shares of Series B Preferred Stock shall be entitled to receive, when, as and if authorized by the Board and declared by the Corporation, out of funds legally available for payment of dividends, cumulative cash dividends at the rate of 7.625% per annum of the $25 liquidation preference of each share of Series B Preferred Stock (equivalent to $1.90625 per annum per share).

(b) Dividends on each outstanding share of Series B Preferred Stock shall be cumulative from and including March 8, 2011 and shall be payable (i) for the period from March 8, 2011 to April 15, 2011, on April 15, 2011, and (ii) for each quarterly distribution period thereafter, quarterly in equal amounts in arrears on the 15th of each January, April, July and October, commencing on July 15, 2011 (each such day being hereinafter called a “Series B Dividend Payment Date”) at the then applicable annual rate; provided, however, that if any Series B Dividend Payment Date falls on any day other than a Business Day (as hereinafter defined), the dividend which would otherwise have been payable on such Series B Dividend Payment Date may be paid on the next succeeding Business Day with the same force and effect as if paid on such Series B Dividend Payment Date, and no interest or other sums shall accrue on the amount so payable from such Series B Dividend Payment Date to such next succeeding Business Day. Each dividend is payable to holders of record as they appear on the stock records of the Corporation at the close of business on the record date, not exceeding 30 days preceding the applicable Series B Dividend Payment Date, as shall be fixed by the Board. Dividends shall accumulate from March 8, 2011 or the most recent Series B Dividend Payment Date to which full cumulative dividends have been paid, whether or not there shall be funds legally available for the payment of such dividends, whether the Corporation has earnings or whether such dividends are authorized. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series B Preferred Stock that may be in arrears. Holders of the Series B Preferred Stock shall not be entitled to any dividends, whether payable in cash, property or stock, in excess of full cumulative dividends, as herein provided, on the Series B Preferred Stock. Dividends payable on the Series B Preferred Stock for any period greater or less than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable on the Series B Preferred Stock for each full dividend period will be computed by dividing the applicable annual dividend rate by four. After full cumulative distributions on the Series B Preferred Stock have been paid or declared and funds therefor set aside for payment with respect to a dividend period, the holders of Series B Preferred Stock will not be entitled to any further distributions with respect to that dividend period.

(c) No dividends on the Series B Preferred Stock shall be authorized and declared by the Board or paid or set apart for payment by the Corporation at such time as the terms and provisions of any agreement of the Corporation, including any agreement relating to its indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof, or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

(d) So long as any shares of Series B Preferred Stock are outstanding, no dividends, except as described in the immediately following sentence, shall be authorized and declared or paid or set apart for payment on any series or class or classes of Parity Shares for any period unless full cumulative dividends have been declared and paid or are contemporaneously declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Series B Preferred Stock for all prior dividend periods. When dividends are not paid in full or a sum sufficient for such payment is not set apart, as aforesaid, all dividends authorized and declared upon the Series B Preferred Stock and all dividends authorized and declared upon any other series or class or classes of Parity Shares shall be authorized and declared ratably in proportion to the respective amounts of dividends accumulated and unpaid on the Series B Preferred Stock and such Parity Shares.

(e) So long as any shares of Series B Preferred Stock are outstanding, no dividends (other than dividends or distributions paid solely in Junior Shares of, or in options, warrants or rights to subscribe for or purchase, Junior Shares) shall be authorized and declared or paid or set apart for payment or other distribution authorized and declared or made upon Junior Shares, nor shall any Junior Shares be redeemed, purchased or otherwise acquired (other than a redemption, purchase or other acquisition of Common Stock made for purposes of and in compliance with requirements of an employee incentive or benefit plan of the Corporation or any subsidiary, or a conversion into or exchange for Junior Shares or redemptions for the purpose of preserving the Corporation’s qualification as a REIT (as defined in the Charter)), for any consideration (or any monies to be paid to or made available for a sinking fund for the redemption of any such shares) by the Corporation, directly or indirectly (except by conversion into or exchange for Junior Shares), unless in each case full cumulative dividends on all outstanding shares of Series B Preferred Stock and any Parity Shares at the time such dividends are payable shall have been paid or set apart for payment for all past dividend periods with respect to the Series B Preferred Stock and all past dividend periods with respect to such Parity Shares.

(f) Any dividend payment made on the Series B Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.

(g) Except as provided herein, the Series B Preferred Stock shall not be entitled to participate in the earnings or assets of the Corporation.

(h) As used herein, the term “Business Day” shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to close.

(i) As used herein, the term “dividend” does not include dividends payable solely in shares of Junior Shares on Junior Shares, or in options, warrants or rights to holders of Junior Shares to subscribe for or purchase any Junior Shares.

(4) Liquidation Preference.

(a) In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, before any payment or distribution of the assets of the Corporation shall be made to or set apart for the holders of Junior Shares, the holders of the Series B Preferred Stock shall be entitled to receive $25 per share (the “Liquidation Preference”) plus an amount per share equal to all dividends (whether or not earned or declared) accumulated and unpaid thereon to, but not including, the date of final distribution to such holders; but such holders of the Series B Preferred Stock shall not be entitled to any further payment. If, upon any such liquidation, dissolution or winding up of the Corporation, the assets of the Corporation, or proceeds thereof, distributable among the holders of the Series B Preferred Stock shall be insufficient to pay in full the preferential amount aforesaid and liquidating payments on any other Parity Shares, then such assets, or the proceeds thereof, shall be distributed among the holders of such Series B Preferred Stock and any such other Parity Shares ratably in accordance with the respective amounts that would be payable on such Series B Preferred Stock and any such other Parity Shares if all amounts payable thereon were paid in full. For the purposes of this Section 4, none of (i) a consolidation or merger of the Corporation with one or more entities, (ii) a statutory stock exchange or (iii) a sale or transfer of all or substantially all of the Corporation’s assets shall be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary, of the Corporation.

(b) Subject to the rights of the holders of Parity Shares, upon any liquidation, dissolution or winding up of the Corporation, after payment shall have been made in full to the holders of the Series B Preferred Stock, as provided in this Section 4, any series or class or classes of Junior Shares shall, subject to any respective terms and provisions applying thereto, be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Series B Preferred Stock shall not be entitled to share therein.

(5) Optional Redemption.

(a) Except as otherwise permitted by the Charter and paragraph (b) below, the Series B Preferred Stock shall not be redeemable by the Corporation prior to March 15, 2016. On and after March 15, 2016, the Corporation, at its option, upon giving notice as provided below, may redeem the Series B Preferred Stock, in whole, at any time, or in part, from time to time, for cash at a redemption price of $25 per share, plus any accumulated and unpaid dividends on the Series B Preferred Stock (whether or not declared), to, but not including, the redemption date (the “Regular Redemption Right”).

(b) At any time following a Change of Control (as defined below), the Corporation will have the option, upon giving notice as provided below, to redeem the Series B Preferred Stock, in whole, at any time, or in part, from time to time, within 120 days after the first date on which the Change of Control has occurred (the “Special Redemption Right”), for cash at a redemption price of $25 per share, plus any accumulated and unpaid dividends on the Series B Preferred Stock (whether or not declared), to, but not including, the redemption date (the “Special Redemption Price”). If the Corporation exercises its Special Redemption Right in connection with a Change of Control in whole within 30 days following the occurrence of a Change of Control, holders of Series B Preferred Stock will not have the Change of Control Conversion Right described in Section 9(a) below. If the Corporation provides the notice described in Section 9(c) below of a holder’s right to exercise the Change of Control Conversion Right, the Corporation may no longer exercise its Special Redemption Right until the time period during which holders of Series B Preferred Stock may exercise their Change of Control Conversion Right has expired.

A “Change of Control” shall be deemed to have occurred at such time after the original issuance of the Series B Preferred Stock when each of the following has occurred:

(i) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Corporation entitling that person to exercise more than 50% of the total voting power of all shares of the Corporation entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

(ii) following the closing of any transaction referred to in clause (i) above, neither the Corporation nor the acquiring or surviving entity has a class of common securities listed on the NYSE, the NYSE Amex Equities, or NYSE Amex, or the NASDAQ Stock Market, or NASDAQ, or listed on an exchange that is a successor to the NYSE, NYSE Amex or NASDAQ.

(c) The following provisions set forth the procedures for redemption pursuant to the Regular Redemption Right.

(i) A notice of redemption (which may be contingent upon the occurrence of a future event) shall be mailed, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the holders of record of the Series B Preferred Stock at their addresses as they appear on the Corporation’s stock transfer records. A failure to give such notice or any defect in the notice or in its mailing shall not affect the validity of the proceedings for the redemption of any shares of the Series B Preferred Stock except as to the holder to whom notice was defective or not given. In addition to any information required by law or by the applicable rules of any exchange upon which the Series B Preferred Stock may be listed or admitted to trading, each notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the number of shares of Series B Preferred Stock to be redeemed and, if fewer than all the shares of Series B Preferred Stock held by such holder are to be redeemed, the number of such shares of Series B Preferred Stock to be redeemed from such holder; (iv) the place or places where the certificates, if any, evidencing the shares of Series B Preferred Stock are to be surrendered for payment of the redemption price; and (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date except as otherwise provided herein.

(ii) At its election, the Corporation, prior to a redemption date, may irrevocably deposit the redemption price (including accumulated and unpaid dividends to the redemption date) of the Series B Preferred Stock so called for redemption in trust for the holders thereof with a bank or trust company, in which case the redemption notice to holders of the Series B Preferred Stock to be redeemed shall (A) state the date of such deposit, (B) specify the office of such bank or trust company as the place of payment of the redemption price and (C) require such holders to surrender the certificates evidencing such shares at such place on or about the date fixed in such redemption notice (which may not be later than the redemption date) against payment of the redemption price (including all accumulated and unpaid dividends to the redemption date). Subject to applicable escheat laws, any monies so deposited which remain unclaimed by the holders of the Series B Preferred Stock at the end of two years after the redemption date shall be returned by such bank or trust company to the Corporation.

(iii) If fewer than all the outstanding shares of the Series B Preferred Stock are to be redeemed, the shares to be redeemed shall be selected by lot or pro rata (as nearly as practicable without creating fractional shares) or by any other equitable method the Corporation may choose.

(iv) Upon any redemption of Series B Preferred Stock, the Corporation shall pay any accumulated and unpaid dividends in arrears for any dividend period ending on or prior to the redemption date. If a redemption date falls after a record date for a Series B Preferred Stock dividend payment and prior to the corresponding Series B Dividend Payment Date, then each holder of the Series B Preferred Stock at the close of business on such record date shall be entitled to the dividend payable on such Series B Preferred Stock on the corresponding Series B Dividend Payment Date notwithstanding the redemption of such Series B Preferred Stock before such Series B Dividend Payment Date. Except as provided above, the Corporation shall make no payment or allowance for unpaid dividends, whether or not in arrears, on any shares of Series B Preferred Stock called for redemption.

(v) If full cumulative dividends on the Series B Preferred Stock and any other series or class or classes of Parity Shares have not been paid or declared and set apart for payment, except as otherwise permitted under the Charter, the Corporation may not purchase, redeem or otherwise acquire shares of the Series B Preferred Stock or any Parity Shares other than in exchange for Junior Shares.

(vi) On and after the date fixed for redemption, provided that the Corporation has made available at the office of the registrar and transfer agent a sufficient amount of cash to effect the redemption, dividends will cease to accumulate on the shares of Series B Preferred Stock called for redemption (except that, in the case of a redemption date after a dividend payment record date and prior to the related Series B Dividend Payment Date, holders of Series B Preferred Stock on the applicable record date will be entitled on such Series B Dividend Payment Date to receive the dividend payable on such shares on the corresponding Series B Dividend Payment Date), such shares shall no longer be deemed to be outstanding and all rights of the holders of such shares as holders of Series B Preferred Stock shall cease except the right to receive the cash payable upon such redemption, without interest from the date of such redemption.

(d) The following provisions set forth the procedures for redemption pursuant to the Special Redemption Right.

(i) A notice of redemption shall be mailed, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the holders of record of the Series B Preferred Stock at their addresses as they appear on the Corporation’s stock transfer records. A failure to give such notice or any defect in the notice or in its mailing shall not affect the validity of the proceedings for the redemption of any shares of Series B Preferred Stock except as to the holder to whom notice was defective or not given. In addition to any information required by law or by the applicable rules of any exchange upon which the Series B Preferred Stock may be listed or admitted to trading, each notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the number of shares of Series B Preferred Stock to be redeemed; (iv) the place or places where the certificates, if any, evidencing the shares of Series B Preferred Stock are to be surrendered for payment of the redemption price; and (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date except as otherwise provided herein.

(ii) At its election, the Corporation, prior to a redemption date, may irrevocably deposit the redemption price (including accumulated and unpaid dividends to the redemption date) of the Series B Preferred Stock so called for redemption in trust for the holders thereof with a bank or trust company, in which case the redemption notice to holders of the Series B Preferred Stock to be redeemed shall (A) state the date of such deposit, (B) specify the office of such bank or trust company as the place of payment of the redemption price and (C) require such holders to surrender the certificates evidencing such shares at such place on or about the date fixed in such redemption notice (which may not be later than the redemption date) against payment of the redemption price (including all accumulated and unpaid dividends to the redemption date). Subject to applicable escheat laws, any monies so deposited which remain unclaimed by the holders of the Series B Preferred Stock at the end of two years after the redemption date shall be returned by such bank or trust company to the Corporation.

(iii) Upon the redemption of Series B Preferred Stock, the Corporation shall pay any accumulated and unpaid dividends in arrears for any dividend period ending on or prior to the redemption date. If the redemption date falls after a record date for a Series B Preferred Stock dividend payment and prior to the corresponding Series B Dividend Payment Date, then each holder of the Series B Preferred Stock at the close of business on such record date shall be entitled to the dividend payable on such Series B Preferred Stock on the corresponding Series B Dividend Payment Date notwithstanding the redemption of such Series B Preferred Stock before such Series B Dividend Payment Date. Except as provided above, the Corporation shall make no payment or allowance for unpaid dividends, whether or not in arrears, on any shares of Series B Preferred Stock called for redemption.

(iv) If full cumulative dividends on the Series B Preferred Stock and any other series or class or classes of Parity Shares have not been paid or declared and set apart for payment, except as otherwise permitted under the Charter, the Corporation may not purchase, redeem or otherwise acquire shares of the Series B Preferred Stock or any Parity Shares other than in exchange for Junior Shares.

(v) On and after the date fixed for redemption, provided that the Corporation has made available at the office of the registrar and transfer agent a sufficient amount of cash to effect the redemption, dividends will cease to accumulate on the shares of Series B Preferred Stock called for redemption (except that, in the case of a redemption date after a dividend payment record date and prior to the related Series B Dividend Payment Date, holders of Series B Preferred Stock on the applicable record date will be entitled on such Series B Dividend Payment Date to receive the dividend payable on such shares on the corresponding Series B Dividend Payment Date), such shares shall no longer be deemed to be outstanding and all rights of the holders of such shares as holders of Series B Preferred Stock shall cease except the right to receive the cash payable upon such redemption, without interest from the date of such redemption.

(e) Any shares of Series B Preferred Stock that shall at any time have been redeemed shall, after such redemption, have the status of authorized but unissued Preferred Stock, without designation as to series until such shares are once more designated as part of a particular series by the Board.

(6) Voting Rights. Except as otherwise set forth herein, the Series B Preferred Stock shall not have any relative, participating, optional or other voting rights or powers, and the consent of the holders thereof shall not be required for the taking of any corporate action. In any matter in which the holders of Series B Preferred Stock are entitled to vote, each such holder shall have the right to one vote for each share of Series B Preferred Stock held by such holder.

(a) If and whenever six quarterly dividends (whether or not consecutive) payable on the Series B Preferred Stock are in arrears, whether or not earned or declared, the number of members then constituting the Board will be increased by two and the holders of Series B Preferred Stock, voting together as a class with the holders of any other series of Parity Shares upon which like voting rights have been conferred and are exercisable (any such other series, the “Voting Preferred Shares”), will have the right to elect two additional board members at an annual meeting of stockholders or a properly called special meeting of the holders of the Series B Preferred Stock and such Voting Preferred Shares and at each subsequent annual meeting of stockholders until all such dividends and dividends for the then current quarterly period on the Series B Preferred Stock and such other Voting Preferred Shares have been paid or declared and set aside for payment. Whenever all arrears in dividends on the Series B Preferred Stock and the Voting Preferred Shares then outstanding have been paid and full dividends on the Series B Preferred Stock and the Voting Preferred Shares for the then current quarterly dividend period have been paid in full or declared and set apart for payment in full, then the right of the holders of the Series B Preferred Stock and the Voting Preferred Shares to elect two additional board members will cease, the terms of office of the board members will forthwith terminate and the number of members of the Board will be reduced accordingly; provided, however, the right of the holders of the Series B Preferred Stock and the Voting Preferred Shares to elect the additional board members will again vest if and whenever six quarterly dividends are in arrears, as described above. In no event shall the holders of Series B Preferred Stock be entitled pursuant to these voting rights to elect a director that would cause the Corporation to fail to satisfy a requirement relating to director independence of any national securities exchange on which any class or series of the Corporation’s stock is listed. In class votes with other Voting Preferred Shares, preferred shares of different series shall vote in proportion to the liquidation preference of the preferred shares.

(b) So long as any shares of Series B Preferred Stock are outstanding, the approval of two-thirds of the votes entitled to be cast by the holders of outstanding Series B Preferred Stock, voting separately as a class, either at a meeting of stockholders or by written consent, is required (i) to amend, alter or repeal any provisions of the Charter (including these Articles Supplementary), whether by merger, consolidation or otherwise, to affect materially and adversely the voting powers, rights or preferences of the holders of the Series B Preferred Stock, unless in connection with any such amendment, alteration or repeal, the Series B Preferred Stock remains outstanding without the terms thereof being materially changed in any respect adverse to the holders thereof or is converted into or exchanged for preferred stock of the surviving entity having preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption thereof that are substantially similar to those of the Series B Preferred Stock, or (ii) to authorize, create, or increase the authorized amount of any class or series of capital stock having rights senior to the Series B Preferred Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up (provided that if such amendment affects materially and adversely the rights, preferences, privileges or voting powers of one or more but not all of the other series of Voting Preferred Shares, the consent of the holders of at least two-thirds of the outstanding shares of each such series so affected is required). However, the Corporation may create additional classes of Parity Shares and Junior Shares, amend the Charter and these Articles Supplementary to increase the authorized number of shares of Parity Shares (including the Series B Preferred Stock) and Junior Shares and issue additional series of Parity Shares and Junior Shares without the consent of any holder of Series B Preferred Stock.

(c) The foregoing voting provisions shall not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Series B Preferred Stock Shares shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

(7) Information Rights. During any period in which the Corporation is not subject to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) and any shares of Series B Preferred Stock are outstanding, the Corporation will (i) transmit by mail (or other permissible means under the Exchange Act) to all holders of Series B Preferred Stock, as their names and addresses appear in the record books of the Corporation and without cost to such holders, copies of the annual reports and quarterly reports that the Corporation would have been required to file with the Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Corporation were subject thereto (other than any exhibits that would have been required) and (ii) promptly, upon request, supply copies of such reports to any prospective holder of Series B Preferred Stock. The Corporation will mail (or otherwise provide) the information to the holders of Series B Preferred Stock within 15 days after the respective dates by which a periodic report on Form 10-K or Form 10-Q, as the case may be, in respect of such information would have been required to be filed with the Securities and Exchange Commission if the Corporation were subject to Section 13 or 15(d) of the Exchange Act.

(8) Other Limitations; Ownership and Transfer of the Series B Preferred Stock.

(a) Definitions. For the purposes of this Section 8, all capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Charter. The following term shall have the following meaning:

“Series B Preferred Stock Ownership Limit” shall mean nine and eight-tenths percent (9.8%) in value or in number of shares, whichever is more restrictive, of the outstanding Series B Preferred Stock of the Corporation excluding any outstanding shares of Series B Preferred Stock not treated as outstanding for federal income tax purposes.

(b) Restriction on Ownership and Transfer. In addition to the restrictions on ownership and transfer set forth in Article VII of the Charter, no Person shall Beneficially Own or Constructively Own Series B Preferred Stock in excess of the Series B Preferred Stock Ownership Limit.

(c) Transfer in Trust. If any Transfer of Series B Preferred Stock occurs which, if effective, would result in any Person Beneficially Owning or Constructively Owning shares of Series B Preferred Stock in violation of Section 8(b) hereof,

(i) then that number of shares of Series B Preferred Stock the Beneficial Ownership or Constructive Ownership of which otherwise would cause such Person to violate Section 8(b) hereof (rounded up to the nearest whole Series B Preferred Stock) shall be automatically transferred to a Charitable Trust, as applicable, for the benefit of a Charitable Beneficiary, as described in Section 7.3 of the Charter, effective as of the close of business on the Business Day prior to the date of such Transfer, and such Person shall acquire no rights in such Series B Preferred Stock; or

(ii) if the transfer to the Charitable Trust described in clause (i) of this sentence would not be effective for any reason to prevent the violation of Section 8(b) hereof, then the Transfer of that number of Series B Preferred Stock that otherwise would cause any Person to violate Section 8(b) shall be void ab initio, and the intended transferee shall acquire no rights in such Series B Preferred Stock.

(d) Exceptions. (i) Subject to Section 7.2.6 of the Charter, the Board, in its sole discretion, may exempt (prospectively or retroactively) a Person from the Series B Preferred Stock Ownership Limit if the Board obtains such representations, covenants and undertakings as the Board may deem appropriate in order to conclude that granting the exemption will not cause the Corporation to lose its status as a REIT.

(ii) Prior to granting any exemption pursuant to Section 8(d)(i) above, the Board may require a ruling from the Internal Revenue Service, or an opinion of counsel, in either case in form and substance satisfactory to the Board in its sole discretion, as it may deem necessary or advisable in order to determine or ensure the Corporation’s status as a REIT. Notwithstanding the receipt of any ruling or opinion, the Board may impose such conditions or restrictions as it deems appropriate in connection with granting such exemption.

(iii) Subject to Section 7.2.1(a)(ii) of the Charter, an underwriter, placement agent or initial purchaser in a Rule 144A transaction that participates in a public offering or a private offering of Series B Preferred Stock (or securities convertible into or exchangeable for Series B Preferred Stock) may Beneficially Own or Constructively Own Series B Preferred Stock (or securities convertible into or exchangeable for Series B Preferred Stock) in excess of the Series B Preferred Stock Ownership Limit, but only to the extent necessary to facilitate such public offering, private placement or immediate resale of such Series B Preferred Stock in a Rule 144A transaction and provided that the restriction contained in Section 8(d) above or Section 7.2.1(a) of the Charter will not be violated following the distribution by such underwriter, placement agent or initial purchaser of such shares of Series B Preferred Stock.

(e) Additional Legend. Each certificate for Series B Preferred Stock shall bear the legend required by Section 7.2.8 of the Charter and bear substantially the following additional language:

“The shares of Series B Preferred Stock represented by this certificate are subject to restrictions on Beneficial and Constructive Ownership and Transfer for the purpose, among others, of the Corporation’s maintenance of its status as a Real Estate Investment Trust under the Internal Revenue Code of 1986, as amended, (the “Code”). Subject to certain further restrictions and except as expressly provided in the Corporation’s Charter, as amended, (i) no Person may Beneficially or Constructively Own in excess of 9.8% (in value or number of shares, whichever is more restrictive) of the Corporation’s Series B Preferred Stock; (ii) no Person shall Beneficially Own shares of Series B Preferred Stock to the extent that such Beneficial Ownership would result in the Corporation being “closely held” within the meaning of Section 856(h) of the Code (without regarding to whether the ownership interest is held during the last half of a taxable year); (iii) no Person shall Transfer shares of Series B Preferred Stock to the extent such Transfer would result in the Capital Stock being beneficially owned by less that one hundred (100) Persons, as determined under the principles of Section 856(a)(5) of the Code (determined under the principles of Section 856(a)(5) of the Code); and (iv) no Person shall Constructively Own shares of Series B Preferred Stock to the extent such Constructive Ownership would cause the Corporation to Constructively Own ten percent (10%) or more of the ownership interest in a tenant of the Corporation’s real property within the meaning of Section 856(d)(2)(B) of the Code. Any Person who Beneficially or Constructively Owns or attempts to Beneficially or Constructively Own shares of Series B Preferred Stock which causes or will cause a Person to Beneficially or Constructively Own shares of Series B Preferred Stock in excess or in violation of the above limitations must immediately notify the Corporation. If any of the restrictions on transfer or ownership are violated, the shares of Series B Preferred Stock represented hereby will be automatically transferred to a Trustee of a Charitable Trust for the benefit of one or more Charitable Beneficiaries. In addition, upon the occurrence of certain events, attempted Transfers in violation of the restrictions described above may be void ab initio. All capitalized terms in this legend have the meanings defined in the Charter of the Corporation, as amended, a copy of which, including the restrictions on transfer and ownership, will be furnished to each holder of Series B Preferred Stock of the Corporation on request and without charge.”

(f) Severability. If any provision of this Section 8 or any application of any such provision is determined to be invalid by any federal or state court having jurisdiction over the issues, the validity of the remaining provisions shall not be affected and other applications of such provision shall be affected only to the extent necessary to comply with the determination of such court.

(g) NYSE. Nothing herein shall preclude the settlement of any transaction entered into through the facilities of the NYSE or any other national securities exchange or automated inter-dealer quotation system. The fact that the settlement of any transaction occurs shall not negate the effect of any other provision of this Section 8 or of Article VII of the Charter and any transferee in such a transaction shall be subject to all of the provisions and limitations set forth in this Section 8 and in Article VII of the Charter.

(h) Notice of Restricted Transfer. Any Person who acquires or attempts or intends to acquire Beneficial Ownership or Constructive Ownership of shares of Series B Preferred Stock that will or may violate Section 8(b) hereof or any Person who would have owned shares of Series B Preferred Stock that resulted in a transfer to the Charitable Trust pursuant to the provisions of Section 8(c)

hereof shall immediately give written notice to the Corporation of such event, or in the case of such a proposed or attempted transaction, give at least fifteen (15) days prior written notice to the Corporation, and shall provide to the Corporation such other information as the Corporation may request in order to determine the effect, if any, of such Transfer on the Corporation’s status as a REIT.

(i) Certain Other Provisions of the Charter. Sections 7.5, 7.6 and 7.7 of the Charter also shall apply equally to this Section 8 and the definition in Section 8(a). Notwithstanding anything contained in this Section 8, all provisions of Article VII of the Charter continue to apply to all Capital Stock.

(j) Remedies Not Limited. Subject to Section 5.7 of the Charter, nothing contained in this Section 8 shall limit the authority of the Board to take such other action as it deems necessary or advisable to protect the Corporation or the interest of the stockholders by preservation of the Corporation’s status as a REIT.

(9) Conversion Upon a Change of Control. The Series B Preferred Stock is not convertible into or exchangeable for any other property or securities of the Corporation, except as provided in this Section 9.

(a) Upon the occurrence of a Change of Control, each holder of Series B Preferred Stock shall have the right, subject to the Special Redemption Right of the Corporation, to convert some or all of the shares of Series B Preferred Stock held by such holder (the “Change of Control Conversion Right”) on the relevant Change of Control Conversion Date (as defined herein) into a number of shares of Common Stock per share of Series B Preferred Stock (the “Common Stock Conversion Consideration”) equal to the lesser of (i) the quotient obtained by dividing (A) the sum of (x) $25.00, plus (y) an amount equal to any accrued and unpaid dividends (whether or not declared) to, but not including, the Change of Control Conversion Date (as defined herein) except if such Change of Control Conversion Date is after a record date for a Series B Preferred Stock dividend payment and prior to the corresponding Series B Dividend Payment Date, in which case the amount pursuant to this clause (A)(y) shall equal $0.00 in respect of such dividend payment to be made on such Series B Dividend Payment Date, by (B) the Common Stock Price (such quotient, the “Conversion Rate”), and (ii) 2.105 (the “Share Cap”), subject to the immediately succeeding paragraph.

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a Common Stock dividend), subdivisions or combinations (in each case, a “Share Split”) with respect to Common Stock as follows: the adjusted Share Cap as the result of a Share Split shall be the number of shares of Common Stock that is equivalent to the product of (i) the Share Cap in effect immediately prior to such Share Split multiplied by (ii) a fraction, the numerator of which is the number of shares of Common Stock outstanding after giving effect to such Share Split and the denominator of which is the number of shares of Common Stock outstanding immediately prior to such Share Split.

For the avoidance of doubt, subject to the immediately succeeding sentence, the aggregate number of shares of Common Stock (or equivalent Alternative Conversion Consideration (as defined below)) issuable in connection with the exercise of the Change of Control Conversion Right shall not exceed 7,578,000 shares of Common Stock (or equivalent Alternative Conversion Consideration (as defined below)), subject to increase to the extent the underwriters’ over-allotment option to purchase additional Series B Preferred Stock in the initial public offering of Series B Preferred Stock is exercised, not to exceed 8,714,700 shares of Common Stock in total (or equivalent Alternative Conversion Consideration (as defined below)) (the “Exchange Cap”). The

Exchange Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a Common Stock dividend), subdivisions or combinations (in each case, a “Share Split”) with respect to Common Stock as follows: The adjusted Exchange Cap as the result of a Share Split shall be the number of shares of Common Stock that is equivalent to the product of (i) the Exchange Cap in effect immediately prior to such Share Split multiplied by (ii) a fraction, the numerator of which is the number of shares of Common Stock outstanding after giving effect to such Share Split and the denominator of which is the number of shares of Common Stock outstanding immediately prior to such Share Split.

In the case of a Change of Control as a result of which holders of Common Stock are entitled to receive consideration other than solely shares of Common Stock, including other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for shares of Common Stock (the “Alternative Form Consideration”), a holder of Series B Preferred Stock shall be entitled thereafter to convert (subject to the Corporation’s Special Redemption Right) such Series B Preferred Stock not into Common Stock but solely into the kind and amount of Alternative Form Consideration which the holder of Series B Preferred Stock would have owned or been entitled to receive upon such Change of Control as if such holder of Series B Preferred Stock then held the Common Stock Conversion Consideration immediately prior to the effective time of the Change of Control (the “Alternative Conversion Consideration”; and the Common Stock Conversion Consideration or the Alternative Conversion Consideration, as may be applicable to a Change of Control, shall be referred to herein as the “Conversion Consideration”).

If the holders of Common Stock have the opportunity to elect the form of consideration to be received in such Change of Control, the Conversion Consideration will be deemed to be the kind and amount of consideration actually received by holders of a majority of Common Stock that voted for such an election (if electing between two types of consideration) or holders of a plurality of Common Stock that voted for such an election (if electing between more than two types of consideration), as the case may be.

As used herein, “Common Stock Price” shall mean (i) if the consideration to be received in the Change of Control by holders of Common Stock is solely cash, the amount of cash consideration per share of Common Stock, (ii) if the consideration to be received in the Change of Control by holders of Common Stock is other than solely cash the average of the closing price per share of Common Stock on the ten consecutive trading days immediately preceding, but not including, the effective date of such Change of Control, and (iii) if there is not a readily determinable closing price for the common stock, the fair market value of the Alternative Form Consideration received in the Change of Control per share of Common Stock as determined by our Board of Directors or a committee thereof.

(b) No fractional shares of Common Stock shall be issued upon the conversion of Series B Preferred Stock. In lieu of fractional shares, holders shall be entitled to receive the cash value of such fractional shares based on the Common Stock Price.

(c) Unless the Corporation has exercised its Special Redemption Right in whole during the 30-day period following the occurrence of a Change of Control, within 30 days following the occurrence of a Change of Control, a notice of occurrence of the Change of Control, describing the resulting Change of Control Conversion Right, shall be delivered to the holders of record of the Series B Preferred Stock at their addresses as they appear on the Corporation’s share transfer records and notice shall be provided to the Corporation’s transfer agent. A failure to give such notice or any defect in the notice or in its mailing shall not affect the validity of the proceedings for the conversion of any Series B Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the events constituting the Change of Control; (ii) the date of the Change of Control; (iii) the last date on which the holders of Series B Preferred Stock may exercise their Change of Control Conversion Right, which shall be the Change of Control Conversion Date; (iv) the method and period for calculating the Common Stock Price; (v) the Change of Control Conversion Date, which shall be a Business Day occurring within 20 to 35 days following the date of the notice; (vi) if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per share of Series B Preferred Stock; (vii) the name and address of the paying agent and the conversion agent; and (viii) the procedures that the holders of Series B Preferred Stock must follow to exercise the Change of Control Conversion Right.

(d) The Corporation shall issue a press release for publication on the Dow Jones & Company, Inc., Business Wire, PR Newswire or Bloomberg Business News (or, if such organizations are not in existence at the time of issuance of such press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), or post notice on the Corporation’s website, in any event prior to the opening of business on the first Business Day following any date on which the Corporation provides notice pursuant to paragraph (c) above to the holders of Series B Preferred Stock.

(e) In order to exercise the Change of Control Conversion Right, a holder of Series B Preferred Stock shall deliver, on or before the close of business on the Change of Control Conversion Date, certificates (if any) evidencing the shares of Series B Preferred Stock to be converted, duly endorsed for transfer, together with a written conversion notice completed, to the Corporation’s transfer agent. Such notice shall state: (i) the number of shares of Series B Preferred Stock to be converted; and (ii) that the shares of Series B Preferred Stock are to be converted pursuant to the applicable provisions of the Series B Preferred Stock. Notwithstanding the foregoing, if the shares of Series B Preferred Stock are held in global form, such notice shall comply with applicable procedures of the Depository Trust Company (“DTC”). The “Change of Control Conversion Date” shall be a Business Day set forth in the notice of Change of Control provided in accordance with paragraph 9(c) that is no less than 20 days nor more than 35 days after the date on which the Corporation gives such notice pursuant to paragraph 9(c).

(f) Holders of Series B Preferred Stock may withdraw any notice of exercise of a Change of Control Conversion Right (in whole or in part) by a written notice of withdrawal delivered to the Corporation’s transfer agent prior to the close of business on the Business Day prior to the Change of Control Conversion Date. The notice of withdrawal must state: (i) the number of withdrawn shares of Series B Preferred Stock; (ii) if certificated shares of Series B Preferred Stock have been issued, the certificate numbers of the withdrawn shares of Series B Preferred Stock; and (iii) the number of shares of Series B Preferred Stock, if any, which remain subject to the conversion notice. Notwithstanding the foregoing, if the shares of Series B Preferred Stock are held in global form, the notice of withdrawal shall comply with applicable DTC procedures.

(g) Series B Preferred Stock as to which the Change of Control Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn shall be converted into the applicable Conversion Consideration in accordance with the Change of Control Conversion Right on the Change of Control Conversion Date.

(h) Notwithstanding anything to the contrary contained herein, no Series B Preferred Stock may be converted into Common Stock if such conversion would cause the holder of such Common Stock to Beneficially Own or Constructively Own, within the meaning of the Charter, Common Stock of the Corporation in excess of the Common Stock Ownership Limit, the Aggregate Share

Ownership Limit, or the Constructive Ownership limit, as such terms are defined in the Charter, as applicable.

(11) Record Holders. The Corporation and the transfer agent for the Series B Preferred Stock may deem and treat the record holder of any Series B Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Corporation nor the transfer agent shall be affected by any notice to the contrary.

SECOND: The Shares have been classified and designated by the Pricing Committee under the authority granted by the Board pursuant to the powers of the Board as contained in the Charter. These Articles Supplementary have been approved by the Pricing Committee in accordance with the power delegated to the Pricing Committee by the Board in the manner and by the vote required by law.

THIRD: These Articles Supplementary shall become effective at 9:00 a.m. (Eastern Time) on March 8, 2011.

FOURTH: The undersigned Executive Chairman of the Board of Directors of the Corporation acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned Executive Chairman of the Board of Directors of the Corporation acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be signed in its name and on its behalf by its Executive Chairman of the Board of Directors and attested to by its Secretary on this 7th day of March, 2011.

DUPONT FABROS TECHNOLOGY, INC.

By:	/s/ Lammot J. du Pont
Lammot J. du Pont,
Executive Chairman of the
Board of Directors

ATTEST:

By:	/s/ Richard A. Montfort, Jr.
Richard A. Montfort, Jr.
Secretary

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